C A T E R P I L L A R
O F E L A P P L I E D M A T E R I A L S U
C I G C H E V R O N T E X A C O B H N
A Z G O D R B E X X O N M O B I L
- E E A S K E Y S P A N O O U N T
C R T O H T C E E S
O T V U L C A N M A T E R I A L S O Y D B
L W & I T & L M R W T C
A M G E N P B H H A E E E C
L L H O M E D E P O T A B R N L C O
L A U R A S I I L H M
P S T K N S C K N M
R F T V E R I Z O N A L L T E L O U
O A G O L D E N W E S T F I N A N C I A L N L N
C R J O H N S O N & J O H N S O N E O I
T G H E W L E T T - P A C K A R D X B G C
E O B A N K O F A M E R I C A U P S A I A
R B M G R T A R G E T
& O I S Y S C O I E R S I
G E N E R A L E L E C T R I C L S I O
A I C I T I G R O U P M C D O N A L D ' S G C N
3 M N O I A K S
B G S W A L G R E E N N G M
L O O B A N K O N E
E F M C G R A W - H I L L E L R
W A L - M A R T B E L L S O U T H T D R
S C H L U M B E R G E R T T I
F R E D D I E M A C J O H N S O N C O N T R O L S L
N U C O R D U P O N T L
F K R A F T P R U D E N T I A L F I N A N C I A L L
A N H E U S E R - B U S C H W A C H O V I A Y
N P H I L L P M O R R I S J P M O R G A N C H A S E N
N R C
I C I N T A S M E T L I F E K H
E A M A L L S T A T E A
M M O R G A N S T A N L E Y V E C P
A N I F B E R K S H I R E H A T H A W A Y
E I G I L L E T T E C S U C
V O O M N I C O M B H
A T E X A S I N S T R U M E N T S B E
I N T E L P



Industry Leaders Fund®

Annual Report
June 30, 2002

The Industry Leaders Fund(R)
Annual Report
June 30, 2002

REPORT
  From the Adviser, Claremont Investment Partners(R), LLC

Dear Shareholders:

During the past fiscal year period, The Industry Leaders Fund® Class I fell 8.91% and Class D shares fell 9.16%. In that same period, the S&P 500 declined 17.98% while the value component of the S&P 500 (BARRA Value Index) declined 18.06%. The Class L shares were created November 30, 2001 and do not have a complete fiscal year of performance.

The Investment Environment
Through most of the 12 months ended June 30, 2002, investors were pessimistic as companies missed earnings and lowered guidance. Many questions about corporate fundamentals and the probability of a recovery in corporate profits still loomed.   Stock prices remained depressed with virtually all major-markets worldwide recording significant loses. The Fund's investment strategy, The Industry Leaders Index(TM), has dramatically helped performance compared to its benchmark indexes. Although the negative return was a disappointment, the Funds performance greatly surpassed that of its two comparative benchmarks: the S&P 500 Index and the S&P BARRA Value Index.

Outlook
We anticipate that the balance of the calendar year 2002 will continue to exhibit above average volatility. Additionally, the political risk of war in the Middle East may affect a rebound from economic recession. Since we follow a disciplined investment strategy that selects and allocates our portfolio, the portfolio managers' personal opinion of market direction does not affect the investment process. Yet, the high quality portfolio maintained by the Industry Leaders Index™ remains a good core equity holding and the requisite "A or better" credit rating prevents the Fund from investing in companies with weak balance sheets.

We recommend that all investors review their entire equity holdings and maintain an overall balance between growth and value and a balance between equities, fixed income and cash. Historically, at least 75% of domestic equity market assets have been classified as large-cap. To maintain a risk profile similar to the market, one's portfolio should be similarly constituted.

Gerald P. Sullivan
President
Chief Investment Officer
June 30, 2002

INDEPENDENT AUDITOR'S REPORT

To The Shareholders and
Board of Trustees
The Industry Leaders Fund

We have audited the accompanying statement of assets and liabilities of the Industry Leaders Fund, including the schedule of portfolio investments, as of June 30, 2002, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of June 30, 2002, by correspondence with the custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Industry Leaders Fund as of June 30, 2002, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
July 20, 2002

Performance Summary

For Industry Leaders Fund®

All the data on this page represent past performance on a pre-tax basis, which cannot be used to predict future returns that may be achieved by the Fund. Note, that both share price and return can fluctuate widely. An investor's shares, when redeemed, could be worth more or less than their original cost.



Annual Investment Returns

	ILF® Class D	ILF® Class I	S&P 500 Index	S&P BARRA Value Index
1999*	4.01%	4.19%	13.56%	7.56%
2000	-0.89%	-0.51%	-9.10%	6.07%
2001	-5.11%	-4.84%	-11.88%	-11.67%
2002**	-6.98%	-6.94%	-13.15%	-9.45%

*   Inception 3/17/99,
** Year 2002 through 6/30/02

Cumulative Performance



Growth of an Assumed $10,000 Investment
(from 3/17/99 to 6/30/02)
11,500
10,500
9,500
8,500
7,500
3/17/99
30Jun99
31Dec99
30Jun00
29Dec00
29Jun01
31Dec01
30Jun02
Industry Leaders Fund® - Class D
Industry Leaders Fund® - Class I
S&P 500 Index®
S&P BARRA Value Index®

This graph and following table, provided in accordance with SEC regulations, compares a $10,000 investment in the Fund, made at its inception, with the performance of the S&P BARRA Value Index ® and the S&P 500 Index®. Results include the reinvestment of dividends and capital gains distributions. Performance is historical and does not represent future results. Investment returns and principal value vary, and you may have a gain or loss when you sell shares.

Value of $10,000	ILF® Class D	ILF® Class I	S&P 500 Index	S&P BARRA Value Index
Inception 3/17/99	10,000	10,000	10,000	10,000
June 30, 1999	10,770	10,770	10,543	10,874
December 31, 1999	10,401	10,419	11,356	10,756
June 30, 2000	10,289	10,368	11,307	10,318
December 31, 2000	10,308	10,366	10,322	11,409
June 30, 2001	10,026	10,104	9,631	11,137
December 31, 2001	9,781	9,864	9,096	10,078
June 30, 2002	9,098	9,179	7,900	9,125

**Comparative Average Annual Return Performance
of The Industry Leaders Fund® (a)(b)**

	One Year*	Three Years**	Since Inception
Industry Leaders Fund® - Class D	-9.16%	-5.47%	-2.83%
Industry Leaders Fund® - Class I	-8.91%	-5.19%	-2.57%
S&P 500 Index®	-17.98%	-9.17%	-6.91%
S&P BARRA Value Index®	-18.06%	-5.68%	-2.74%

1 year period 7/1/01 to 6/30/02.
*Inception date 3/17/99, From Inception 3/17/99 to 6/30/02.

(a) Past performance is not indicative of future performance.

(b) Both Classes of the Industry Leaders Fund® are net of all expenses, versus the gross market benchmarks (the S&P BARRA Value Index® and the S&P 500 Index®). Investors are reminded that when trying to achieve benchmark returns, investment management fees and transaction costs will be incurred.

Industry Leaders Fund®
Schedule of Investments - June 30, 2002

Common Stocks - 97.5%	Shares	Value
UTILITIES - 2.92%		
Electric Utility East - 2.92%		
Duke Energy Corporation	2580	80,238
The Southern Company	865	23,701
		103,939
TOTAL UTILITIES		103,939
ENERGY - 7.39%		
Natural Gas Distribution - 0.5%		
KeySpan Corporation	470	17,696
Oilfield Services - 1.58%		
Schlumberger Limited	1210	56,265
Petroleum Integrated - 4.59%		
Exxon Mobil Corporation	1958	80,121
ChevronTexaco Corp.	944	83,544
		163,665
Petroleum Producing - 0.72%		
Apache Corporation	450	25,866
TOTAL ENERGY		263,492
FINANCIALS - 31.3%		
Banks - 10.7%		
JP Morgan Chase & Co.	2412	81,815
Wachovia Corporation	2110	80,560
Bank One Corporation	1385	53,295
Bank of America Corporation	1175	82,673
Wells Fargo & Co.	1660	83,100
		381,443
Financial Services Diversified - 8.98%		
Citigroup Inc.	2051	79,476
Fannie Mae	1040	76,700
American Express Company	2110	76,635
American International Group, Inc.	1155	78,806
Freddie Mac	140	8,568
		320,185
Insurance - Life - 2.45%		
Metropolitan Life Insurance Company	240	6,912
Prudential Financial Inc. (a)	2410	80,398
		87,310
Insurance Property & Casualty - 4.84%		
Allstate Insurance Company	2135	78,952
Chubb Corporation	150	10,620
Berkshire Hathaway Inc "B" (a)	37	82,658
		172,230
Securities Brokerage - 2.83%		
Merrill Lynch & Co.	1280	51,840
Morgan Stanley	1140	49,111
		100,951
Thrift - 1.5%		
Golden West Financial Corporation	775	53,304
TOTAL FINANCIALS		1,115,423

Industry Leaders Fund®
Schedule of Investments - June 30, 2002

Common Stocks - Continued	Shares	Value
INDUSTRIAL CYCLICALS - 10.82%		
Aerospace/Defense - 1.62%		
Boeing Company	1285	57,825
Auto Parts OEM - 0.89%		
Johnson Controls, Inc.	390	31,828
Cement & Aggregates - 0.25%		
Vulcan Materials Company	200	8,760
Chemical Basic - 0.9%		
Du Pont (E.I.) de Nemours & Company	720	31,968
Chemical Diversified - 0.79%		
3M Company	230	28,290
Chemical Specialty - 0.75%		
Rohm and Haas Company	660	26,723
Diversified - 0.3%		
United Technologies Corporation	155	10,525
Electrical Equipment - 2.54%		
Emerson Electric Co.	230	12,307
General Electric Company	2695	78,289
		90,596
Gold/Silver Mining - 0.33%		
Barrick Gold Corporation	625	11,869
Machinery - 1.06%		
Caterpillar Inc.	770	37,692
Metal Fabricating - 0.38%		
Illinois Tool Works Inc.	200	13,660
Metals & Mining - 0.78%		
Alcoa Inc.	840	27,846
Steel General - 0.23%		
Nucor Corporation	125	8,130
TOTAL INDUSTRIAL CYCLICALS		385,712
CONSUMER DURABLES - 2.52%		
Furniture/Home Furnishing - 0.25%		
Leggett & Platt Inc.	380	8,892
Diversified - 2.27%		
Honeywell International Inc.	2300	81,029
TOTAL CONSUMER DURABLES		89,921
CONSUMER STAPLES - 5.75%		
Beverage (Alcoholic) - 0.28%		
Anheuser-Busch Companies Inc.	200	10,000
Beverage (Soft Drinks) - 0.91%		
Coca-Cola Company	580	32,480
Food Processing - 2.18%		
Kraft Foods Inc.	1890	77,396
Food Wholesalers - 0.17%		
SYSCO Corporation	225	6,124
Household Products - 0.76%		
The J.M. Smucker Co.	6	205
Procter & Gamble Company	300	26,790
		26,995

Industry Leaders Fund®
Schedule of Investments - June 30, 2002

Common Stocks - Continued	Shares	Value
CONSUMER STAPLES - Continued		
Shoe - 0.3%		
Nike Inc. - Class B	200	10,730
Tobacco - 0.96%		
Philip Morris Companies Inc.	785	34,289
Toiletries/Cosmetics - 0.19%		
Gillette Company	200	6,774
TOTAL CONSUMER STAPLES		204,788
SERVICES - 13.21%		
Advertising - 0.26%		
Omnicom Group Inc.	200	9,160
Air Transport - 1.1%		
United Parcel Service of America, Inc. - Class B	635	39,211
Industrial Services - 0.5%		
Cintas Corporation	360	17,795
Newspaper - 0.74%		
Gannett Co., Inc.	350	26,565
Publishing - 0.17%		
The McGraw-Hill Companies Inc.	100	5,970
Recreation - 0.7%		
Carnival Corporation	900	24,921
Restaurant - 0.73%		
McDonald's Corporation	920	26,174
Telecommunications Services - 9.01%		
ALLTEL Corporation	1675	78,725
BellSouth Corporation	2560	80,640
SBC Communications, Inc.	2645	80,673
Verizon Communications Inc.	2020	81,103
		321,141
TOTAL SERVICES		470,937
RETAIL - 4.52%		
Apparel - 0.39%		
VF Corporation	350	13,723
Building Supplies - 0.89%		
Home Depot Inc.	860	31,588
Pharmacy Services - 0.43%		
Walgreen Company	400	15,452
Retail Stores - 2.81%		
Target Corporation	600	22,860
Wal-Mart Stores Inc.	1405	77,289
		100,149
TOTAL RETAIL		160,912

Industry Leaders Fund®

Schedule of Investments - June 30, 2002

Common Stocks - Continued	Shares	Value
HEALTH - 6.78%		
Biotechnology - 0.73%		
Amgen Inc.	620	25,966
Drugs - 3.39%		
Merck & Co. Inc.	830	42,031
Pfizer Inc.	2255	78,925
		120,956
Medical Supplies - 2.66%		
Abbott Laboratories, Inc.	490	18,448
Johnson & Johnson	1460	76,300
		94,748
TOTAL HEALTH		241,670
TECHNOLOGY - 12.29%		
Computer and Peripherals - 4.25%		
Hewlett-Packard Company	4615	70,517
International Business Machines Corporation	1125	81,000
		151,517
Computer Software & Services - 4.1%		
Electronic Data Systems Corporation	1710	63,527
Microsoft Corporation (a)	1510	82,596
		146,123
Semiconductor - 3.44%		
Intel Corporation	4340	79,292
Texas Instruments Incorporated	1820	43,134
		122,426
Semiconductor Capital Equipment - 0.5%		
Applied Materials, Inc. (a)	940	17,878
TOTAL TECHNOLOGY		437,944
TOTAL COMMON STOCKS - 97.5%		**3,474,738**
(Cost $3,693,736)		

Money Market Securities - 0.54%	Principal Amount	Value
Fiduciary Money Market Fund, 1.35% (b)	19,351	19,351
(Cost $19,351)		
TOTAL INVESTMENTS - 98.04%		**3,494,088**
(Cost $3,713,087)		
OTHER ASSETS LESS LIABILITIES - 1.96%		**69,761**
NET ASSETS - 100%		**3,563,849**

(a) Non-income producing

(b) Variable rate security; the coupon rate shown represents the rate at June 30, 2002

Sector breakdowns provided by Morningstar

Industry Leaders Fund®   **June 30, 2002**
Statement of Assets & Liabilities

Assets

Investment in securities ($3,713,087)	$	3,494,088
Dividends receivable		4,610
Interest receivable		15
Rec for Investments Sold		112,572
Rec for Fund Shares Sold		22,250
Total assets		3,633,536

Liabilities

Accrued investment advisory fee payable	$	897
Accrued administration fee payable		774
Accrued shareholder services fee payable		215
Payable for investments purchased		67,801
Total liabilities		69,687
Net Assets	$	3,563,849

Net Assets consist of:

Paid in capital	$	4,100,414
Accumulated undistributed net investment income		38,759
Accumulated net realized gain (loss) on investments		(356,326)
Net unrealized appreciation (depreciation) on investments		(218,998)
Net Assets	$	3,563,849

Class D:
Net Asset Value, offering price and redemption
  price per share ($1,017,487 / 117,530 shares) $ 8.66

Class I:
Net Asset Value, offering price and redemption
  price per share ($959,000 / 111,778 shares) $ 8.58

Class L:
Net Asset Value, offering price and redemption
  price per share ($1,587,362 / 180,564 shares) $ 8.79

See accompanying notes which are an integral part of the financial statements

Industry Leaders Fund®
Statement of Operations for the year ended June 30, 2002

Investment Income				
Dividend income			$	65,018
Interest income				301
Total Income				65,319
Expenses				
Administration fee - Class D	$	2,506		
Administration fee - Class I		2,395		
Administration fee - Class L		735		
Investment advisory fee		16,901		
Shareholder services fee - Class D		2,668		
Total operating expenses				25,205
Net Investment Income				40,114
Realized & Unrealized Gain (Loss)				
Net realized gain (loss) on investment securities		(15,429)		
Change in net unrealized appreciation (depreciation) on investment securities		(374,083)		
Net gain (loss) on investment securities				(389,512)
Net decrease in net assets resulting from operations			$	(349,398)

See accompanying notes which are an integral part of the financial statements

Industry Leaders Fund®
Statement of Changes in Net Assets

	Year ended June 30, 2002	Year ended June 30, 2001
Increase (Decrease) in Net Assets		
Operations		
Net investment income	$ 40,114	$ 25,182
Net realized gain (loss) on investment securities	(15,429)	(153,807)
Change in net unrealized appreciation (depreciation)	(374,083)	40,995
Net increase (decrease) in net assets resulting from operations	(349,398)	(87,630)
Distributions to shareholders		
From net investment income	(31,543)	(11,025)
From net realized gain	-	(72,688)
Total distributions	(31,543)	(83,713)
Share Transactions - net increase		
Class D	42,816	45,841
Class I	(1,467,864)	708,809
Class L	1,672,344	-
Net increase in net assets resulting		
from share transactions	247,296	754,650
Total increase (decrease) in net assets	(133,645)	583,307
Net Assets		
Beginning of period	3,697,496	3,114,189
End of period (including accumulated undistributed net investment income of $38,759 and $30,189 respectively)	$ 3,563,851	$ 3,697,496

See accompanying notes which are an integral part of the financial statements

Industry Leaders Fund®
Class D
Financial Highlights

	Year Ended June 30, 2002	Year Ended June 30, 2001	Year Ended June 30, 2000	Period ended June 30, 1999 (a)
Selected Per Share Data				
Net asset value, beginning of period	$ 9.61	$ 10.13	$ 10.77	$ 10.00
Income from investment operations				
Net investment income	0.08	0.06	0.09	0.03
Net realized and unrealized gain / (loss)	(0.96)	(0.32)	(0.56)	0.74
Total from investment operations	(0.88)	(0.26)	(0.47)	0.77
Distributions				
Net investment income	(0.07)	(0.03)	(0.07)	0.00
Net realized gains	-	(0.23)	(0.10)	0.00
Total Distributions	(0.07)	(0.26)	(0.17)	0.00
Net asset value, end of period	$ 8.66	$ 9.61	$ 10.13	$ 10.77
Total Return	(9.16)%	(2.55)%	(4.36)%	7.70% (b)
Ratios and Supplemental Data				
Net assets, end of period (000)	$1,017	$1,082	$1,093	$1,130
Ratio of expenses to average net assets	0.95%	0.95%	0.95%	0.95% (c)
Ratio of net investment income to				
average net assets	0.85%	0.59%	0.84%	0.84% (a)
Portfolio turnover rate	65.53%	146.92%	78.04%	64.93% (a)

(a) March 17, 1999 (commencement of operations) to June 30, 1999.
(b) For periods of less than a full year, total returns are not annualized.
(c) Annualized

See accompanying notes which are an integral part of the financial statements

Industry Leaders Fund®
Class I
Financial Highlights

	Year Ended June 30, 2002		Year Ended June 30, 2001		Year Ended June 30, 2000		Period ended June 30, 1999 (a)	
Selected Per Share Data								
Net asset value, beginning of period	$	9.65	$	10.16	$	10.77	$	10.00
Income from investment operations								
Net investment income		0.11		0.08		0.11		0.04
Net realized and unrealized gain / (loss)		(0.97)		(0.32)		(0.54)		0.73
Total from investment operations		(0.86)		(0.24)		(0.43)		0.77
Distributions								
Net investment income		(0.21)		(0.04)		(0.08)		0.00
Net realized gains		-		(0.23)		(0.10)		0.00
Total Distributions		(0.21)		(0.27)		(0.18)		0.00
Net asset value, end of period	$	8.58	$	9.65	$	10.16	$	10.77
Total Return		(8.91)%		(2.65)%		(3.92)%		7.70% (b)
Ratios and Supplemental Data								
Net assets, end of period (000)		$959		$2,616		$2,021		$1,624
Ratio of expenses to average net assets		0.70%		0.70%		0.70%		0.70% (c)
Ratio of net investment income to								
average net assets		1.19%		0.83%		1.10%		1.39% (a)
Portfolio turnover rate		65.53%		146.92%		78.04%		64.93% (a)

(a) March 17, 1999 (commencement of operations) to June 30, 1999.
(b) For periods of less than a full year, total returns are not annualized.
(c) Annualized

See accompanying notes which are an integral part of the financial statements

Industry Leaders Fund®
Class L
Financial Highlights for the period November 30, 2001
  (Commencement of Operations) to June 30, 2002

	Period ended June 30, 2002 (a)
Selected Per Share Data	
Net asset value, beginning of period	$ 9.21
Income from investment operations	
Net investment income	0.07
Net realized and unrealized gain / (loss)	(0.48)
Total from investment operations	(0.41)
Distributions	
Net investment income	(0.01)
Net realized gains	-
Total Distributions	(0.01)
Net asset value, end of period	$ 8.79
Total Return	(4.45)% (b)
Ratios and Supplemental Data	
Net assets, end of period (000)	$1,587
Ratio of expenses to average net assets	0.38% (c)
Ratio of net investment income to	
average net assets	1.22% (c)
Portfolio turnover rate	65.53% (c)

(a) November 30, 2001 (date of new share class availability) to June 30, 2002.
(b) For periods of less than a full year, total returns are not annualized.
(c) Annualized

Industry Leaders Fund®
Notes to Financial Statements
June 30, 2002

NOTE 1. ORGANIZATION

Industry Leaders Fund® (the "Fund") was organized as a series of Industry Leaders Fund®, a Delaware business trust (the "Trust), on December 13, 1995 and commenced operations on March 17, 1999. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a diversified open-end management investment company. The Fund's investment objective is to provide long-term capital appreciation. The Declaration of Trust permits the Trustees to issue an unlimited number of shares of beneficial interest of separate series without par value.

The Fund currently consists of three classes of shares, Class D, Class I, and Class L each of which has equal rights as to assets and voting privileges except that each class has different administration and shareholder services expenses.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

Securities Valuation- Securities which are traded on any exchange or on the NASDAQ over-the-counter market are valued at the last-quoted sale price. Lacking a last sale price, a security is valued at its last bid price except when, in the opinion of the Adviser, the last bid price does not accurately reflect the current value of the security. All other securities for which over-the-counter market quotations are readily available are valued at their last bid price. When market quotations are not readily available, when the Adviser determines the last bid price does not accurately reflect the current value, or when restricted securities are being valued, such securities are valued as determined in good faith by the Adviser, in conformity with guidelines adopted by and subject to review of the Board.

Fixed-income securities generally are valued by using market quotations, but may be valued on the basis of prices furnished by a pricing service when the Adviser believes such prices accurately reflect the fair market values of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. When prices are not readily available from a pricing service, or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Adviser, subject to review by the Board. Short-term investments in fixed-income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized-cost method of valuation, which the Board has determined will represent fair value.

Federal Income Taxes - The Fund intends to qualify each year as a "regulated investment company" under the Internal Revenue Code of 1986, as amended. By so qualifying, the Fund will not be subject to federal income taxes to the extent that it distributes substantially all of its net investment income and any realized capital gains.

Dividends and Distributions- The Fund intends to comply with federal tax rules regarding distribution of substantially all its net investment income and capital gains. These rules may cause multiple distributions during the course of the year.

.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - continued

Estimates - Preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other - The Fund follows industry practice and records security transactions on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized over the life of the respective securities. Generally accepted accounting principles require that permanent financial reporting tax differences relating to shareholder distributions be reclassed to paid in capital.

NOTE 3. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Fund retains Claremont Investment Partners® L.L.C. (the "Adviser") to manage the Fund's investments. The Adviser is organized as a Delaware limited liability company and its Chief Executive Officer is Barry F. Sullivan. Barry F. Sullivan is the father of the Portfolio Manager, Gerald P. Sullivan who is primarily responsible for the day-to-day management of the Fund's portfolio.

Under revised terms of the management agreement dated September 17, 2001, the Adviser manages the Fund's investments subject to approval of the Board of Trustees and receives a fee of 0.30% of the average daily net assets of the Fund. Under the terms of the administration agreement dated September 17, 2001, the Adviser receives a fee based on average net assets for each of the different classes of share. For Class D and Class I, the Adviser receives an annual fee of 0.40%. For Class L, the Adviser receives an annual fee of 0.08%. The new administration and adviser fees went into effect with the creation of our Class L share on November 30, 2001. Previous to that date, the Adviser was paid 0.70% as a management fee for the Class D and Class I. The Adviser pays all of the expenses of the Fund except brokerage commission and SEC fees. It should be noted that most investment companies pay their own operating expenses directly, while the Fund's expenses are paid by the Adviser.

For the annual period ended June 30, 2002, the Adviser received a fee of $16,901 for management and $5,636 for administration from the Fund. Certain officers and trustees of the Fund are also officers of the Adviser and shareholders of the Fund.

On behalf of the Class D shares, the fund has adopted a shareholders services plan (the "Shareholder Services Plan"). Under the Shareholder Services Plan, the Fund is authorized to pay a fee on an annual basis of 0.25% of the average daily net asset value of the Class D Shares. For the annual period ended June 30, 2002, the Adviser received shareholder services fees of $2,668 from the Fund for expenses related to the shareholder servicing of Class D Fund shares.

NOTE 4. SHARE TRANSACTIONS

   As of June 30, 2002, there were an unlimited number of authorized shares for the Fund. Paid in capital on June 30, 2002 was $4,100,415.

   Transactions in shares were as follows:

Class D:	Year ended June 30, 2002 Shares	Dollars	Year ended June 30, 2001 Shares	Dollars
Shares Sold	4,693	40,250	1,854	$17,832
Shares issued in reinvestment of dividend	809	7,564	2,831	$28,054
Shares Redeemed	(546)	($5,000)	(4)	($45)
Total	**4,956**	**$42,814**	**4,681**	**$45,841**

Class I:	Year ended June 30, 2002 Shares	Dollars	Year ended June 30, 2001 Shares	Dollars
Shares Sold	2,372	21,250	67,148	$660,231
Shares issued in reinvestment of dividend	2,498	23,127	5,600	$55,660
Shares Redeemed	(164,158)	($1,512,241)	(708)	($7,082)
Total	**(159,288)**	**($1,467,864)**	**72,039**	**$708,809**

Class L:	Year ended June 30, 2002 Shares	Dollars	Year ended June 30, 2001 Shares	Dollars
Shares Sold	191,415	1,771,491	-	$0
Shares issued in reinvestment of dividend	90	853	-	$0
Shares Redeemed	(10,941)	($100,000)	-	$0
Total	**180,564**	**$1,672,344**	**-**	**$0**

NOTE 5. INVESTMENTS

   For the twelve-month period ended June 30, 2002, purchases and sales of investment securities, other than short-term investments, aggregated $2,555,084 and $2,371,296, respectively. As of June 30, 2002, the gross unrealized appreciation for all securities totaled $182,605 and the gross unrealized depreciation for all securities totaled $401,603 for a net unrealized depreciation of $218,998. The aggregate cost of securities for federal income tax purposes at June 30, 2002 was $3,879,417. The difference between book cost of securities and tax cost of securities is due to wash sales of $162,771 and post-October losses of $3,559.

NOTE 6. RELATED PARTY TRANSACTIONS

The Adviser is not a registered broker-dealer of securities and thus does not receive commissions on trades made on behalf of the Fund. The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a Fund creates a presumption of control of the Fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of June 30, 2002, Barry F. Sullivan, Chief Executive Officer of the Adviser beneficially owns 51% and is deemed a control person.

NOTE 7. LOSS CARRYFORWARDS

At June 30, 2002, the Fund had available for federal tax purposes a capital loss carryforward of $185,239. $175,617 expires in 2009 and $9,622 expires in 2010. Capital loss carryforwards are available to offset future capital gains. To the extent that these carryforwards are used to offset future capital gains, it is probable that the amount, which is offset, will not be distributed to shareholders.